Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-157646

March 3, 2009

News Release

Contact:	Paul Gennaro
SVP & Chief Communications Officer
212.973.3167
paul.gennaro@aecom.com

For immediate release

NR 09-0301

AECOM Announces Proposed Offering of Common Stock and Filing of Universal Shelf Registration Statement

LOS ANGELES (March 3, 2009) — AECOM Technology Corporation (NYSE: ACM), a provider of professional technical and management support services for government and commercial clients around the world, announced today that, in conjunction with the decision by Standard & Poor’s to include AECOM in the S&P MidCap 400 Index after the market close on March 3, 2009, it intends to offer 3.5 million shares of its common stock in a registered public offering.

The company intends to use the proceeds of the offering for general corporate purposes and future strategic acquisitions. Morgan Stanley is the sole book-running manager and Merrill Lynch & Co. and J.P.Morgan are co-managers for this offering.

The company also announced that it filed today a universal shelf registration statement with the U.S. Securities and Exchange Commission.  The shelf registration statement permits AECOM to sell, from time to time, in one or more public offerings, common stock, preferred stock, debt securities, warrants or any combination of such securities. The terms of any future offerings would be established at the time of the offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make an offer, solicitation or sale in such jurisdiction.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement, when available, if you request it by calling toll-free 1-866-718-1649 or by contacting Morgan Stanley & Co. Incorporated by mail at 180 Varick Street (Attention: Prospectus Department), New York, New York, 10014 or by email at prospectus@morganstanley.com.

About AECOM

AECOM (NYSE: ACM) is a global provider of professional technical and management support services to a broad range of markets, including transportation, facilities, environmental and energy.  With 43,000 employees around the world, AECOM is a leader in all of the key markets that it serves.  AECOM provides a blend of global reach, local knowledge, innovation, and technical excellence in delivering solutions that enhance and sustain the world’s built, natural, and social environments.  AECOM serves clients in more than 100 countries and had revenue of $5.6 billion during the 12-month period ended December 31, 2008.

Forward-Looking Statements: All statements in this press release other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including any statements of plans for future operations, objectives and transactions. Actual results could differ materially from those projected or assumed in any of our forward-looking statements. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2008, and our other reports filed with the U.S. Securities and Exchange Commission. AECOM does not intend, and undertakes no obligation, to update any forward-looking statement.